

Mail Stop 3561

August 24, 2017

Via E-mail
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re:** **Bearing Lithium Corp.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed July 27, 2017**
> **Response dated August 21, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2017 letter.

Company Website

1. We note your response to comment 1. Our understanding of paragraph 7.1 of National Instrument 43-101 is that this exception is applicable to mineral resource and mineral reserve categories of an acceptable foreign code. It does not appear that this exception is applicable to exploration targets. Please advise.

Amendment No. 4 to Registration Statement on Form F-4; Response dated August 21, 2017

General

2. We note your response to comment 5 and the statement that on July 7, 2017 Li3 "issued an aggregate of 14,584,062 Li3 common shares." However, your July 10, 2017 response stated that "no securities have yet been issued under the debt settlement agreements." Please clarify for us the status of the shares. We also note the statement that any additional securities to be issued under the settlement agreements would be "at the requirement of the TSV Venture Exchange." To the extent known, please disclose the factors to be considered and the timing and amount or range of securities that may be required to be issued.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey